

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

Frank K. Bedu-Addo, Ph.D.
President and Chief Executive Officer
PDS Biotechnology Corporation
303A College Road East
Princeton, NJ 08540

      Re: PDS Biotechnology Corporation
          Registration Statement on Form S-1
          Filed December 17, 2019
          File No. 333-235549

Dear Dr. Bedu-Addo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Fahd. M.T. Riaz, Esq.